UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
( ) Check this box if no longer subject to Section 16.
Form 4 or Form 5 obligations may continue. See Instructions 1(b).
1. Name and Address of Reporting Person
   Roth, Jim
   1900 Gallows Road
   Vienna, VA  22182
   U.S.
2. Issuer Name and Ticker or Trading Symbol
   GRC International, Inc.
   GRH
3. IRS or Social Security Number of Reporting Person (Voluntary)

4. Statement for Month/Year
   4/98
5. If Amendment, Date of Original (Month/Year)

6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   (X) Director ( ) 10% Owner (X) Officer (give title below) ( ) Other (specify below)
   President and CEO
7. Individual or Joint/Group Filing (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

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 Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned                                                 |
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1. Title of Security       |2.    |3.    |4.Securities Acquired (A)         |5.Amount of        |6.Dir |7.Nature of Indirect       |
                           | Transaction |  or Disposed of (D)              |  Securities       |ect   |  Beneficial Ownership     |
                           |      |      |                                  |  Beneficially     |(D)or |                           |
                           |      |    | |                  | A/|           |  Owned at         |Indir |                           |
                           | Date |Code|V|    Amount        | D |    Price  |  End of Month     |ect(I)|                           |
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
Common Stock, $.10 par valu|4/22/9|M   | |70,000            |(A)|$5.50      |                   |      |                           |
e                          |8     |    | |                  |(1)|           |                   |      |                           |
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Common Stock, $.10 par valu|4/22/9|F   |V|57,873            |(D)|$8.156     |88,958.9999(2)     |(D)   |                           |
e                          |8     |    | |                  |(1)|           |                   |      |                           |
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
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 Table II -- Derivative Securitites Acquired, Disposed of, or Beneficially Owned                                                   |
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1.Title of Derivative |2.Con-  |3.   |4.    |5.Number of De |6.Date Exer|7.Title and Amount  |8.Price|9.Number    |10.|11.Nature of|
  Security            |version |Transaction | rivative Secu |cisable and|  of Underlying     |of Deri|of Deriva   |Dir|Indirect    |
                      |or Exer |     |      | rities Acqui  |Expiration |  Securities        |vative |tive        |ect|Beneficial  |
                      |cise    |     |      | red(A) or Dis |Date(Month/|                    |Secu   |Securities  |(D)|Ownership   |
                      |Price of|     |      | posed of(D)   |Day/Year)  |                    |rity   |Benefi      |or |            |
                      |Deriva- |     |      |               |Date |Expir|                    |       |ficially    |Ind|            |
                      |tive    |     |      |           | A/|Exer-|ation|   Title and Number |       |Owned at    |ire|            |
                      |Secu-   |     |    | |           | D |cisa-|Date |   of Shares        |       |End of      |ct |            |
                      |rity    |Date |Code|V|  Amount   |   |ble  |     |                    |       |Month       |(I)|            |
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
Employee Stock Option |$15.44  |     |    | |           |   |(3)  |11/4/|Common Stock|37,500 |       |37,500      |(D)|            |
                      |        |     |    | |           |   |     |04   |            |       |       |            |   |            |
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Employee Stock Option |$15.44  |     |    | |           |   |(4)  |11/4/|Common Stock|12,500 |       |12,500      |(D)|            |
                      |        |     |    | |           |   |     |04   |            |       |       |            |   |            |
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Employee Stock Option |$23.19  |     |    | |           |   |(3)  |9/21/|Common Stock|50,000 |       |50,000      |(D)|            |
                      |        |     |    | |           |   |     |05   |            |       |       |            |   |            |
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Employee Stock Option |$18.31  |     |    | |           |   |(3)  |9/26/|Common Stock|62,500 |       |62,500      |(D)|            |
                      |        |     |    | |           |   |     |06   |            |       |       |            |   |            |
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Employee Stock Option |$5.50   |7/24/|A   |V|70,000     |A  |(3)  |7/24/|Common Stock|70,000 |       |70,000      |(D)|            |
                      |        |97   |    | |           |   |     |07   |            |       |       |            |   |            |
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Employee Stock Option |$5.50   |4/22/|M   | |70,000     |A  |(3)  |7/24/|Common Stock|70,000 |       |-0-         |(D)|            |
                      |        |98   |    | |           |   |     |07   |            |       |       |            |   |            |
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Cash Comp Replacement |(5)     |     |    | |           |   |(6)  |(6)  |Common Stock|14,504 |       |14,504      |(D)|            |
Option                |        |     |    | |           |   |     |     |            |       |       |            |   |            |
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                      |        |     |    | |           |   |     |     |            |       |       |            |   |            |
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
Explanation of Responses:
(1) On April 22, 1998, Mr. Roth exercised an option to purchase 70,000 shares of stock. Mr. Roth paid the exercise price by trading in a total of 47,205 shares and the requisite withholding taxes by the Company's retention of 10,668 shares, leaving him a total of 12,127 new shares; (2) Includes 384.4917 shares in the Company's Deferred Income Plan and 5,813.5082 shares in the Company's
Employee Stock Purchase Plan; (3) Currently exercisable; (4) 50% exercisable 2 years after grant; 75% exercisable 3 years after grant; and 100% exercisable 4 years after grant; (5) Exercise prices ranging from $1.00 to $9.429. Represents options granted in lieu of salary or bonus otherwise payable; and (6) Options granted in lieu of salary or bonus otherwise payable. 80%
exercisable upon grant; 90% exercisable 2 years after grant; 95% exercisable 3 years after grant; and 100% exercisable 4 years after grant, no fixed expiration date, exercisable for 3 years after employee's termination.